PUMPJACK POWER

RETAIL POWER SALES AGREEMENT
(Energy Service Agreement)

This Retail Power Sales Agreement a/k/a the Energy Service Agreement (this "Energy Service Agreement") is entered into effective as of the 13th day of December, 2022 (the "Effective Date") by and between Pumpjack Power, LLC ("Pumpjack"), a Texas limited liability company, and Bit Brother New York Inc., a New York incorporation ("Customer"). Pumpjack and Customer are also referred to herein individually as a "Party" and collectively as the "Parties." Unless indicated to the contrary, capitalized terms are defined in Exhibit E of the attached individual Energy Transaction addendum("Energy Transaction").

WHEREAS, Customer requires electrical energy to operate its facilities in the Texas ERCOT region; and

WHEREAS, Pumpjack, as an Option 2 Retail Electric Provider ("REP"), is engaged in the retail marketing of electric energy in the Texas ERCOT market; and

WHEREAS, Pumpjack has proposed to satisfy the standards prescribed by PURA 39.352 and supply, subject to the terms and conditions set forth herein, a minimum of one (1) megawatt of capacity to Customer as further defined in Exhibit A of the Energy Transaction and such other services as described in the individual Energy Transactions entered into by Pumpjack and Customer pursuant to this Energy Service Agreement;

WHEREAS, Customer affirms it is satisfied that Pumpjack meets the standards prescribed by PURA 39.352 and has agreed to purchase a minimum of one (1) megawatt of capacity from Pumpjack and pay a fee for such services and any other such services as described in the individual Energy Transaction(s) entered into by Pumpjack and Customer pursuant to this Energy Service Agreement;

NOW THEREFORE, in consideration of the foregoing, the mutual agreements set forth herein and other good and valuable consideration for which the receipt and sufficiency is hereby acknowledged, the Parties agree as follows:

SECTION 1: SCOPE OF AGREEMENT.

1.01 **Term**. This Energy Service Agreement will be effective on the Effective Date when executed by both Pumpjack and Customer, and shall continue indefinitely, unless terminated by either Party upon thirty (30) days prior written notice to the other Party in conformity with Section 6.13.

This Energy Service Agreement will continue to apply until all Energy Transactions entered into between the Parties are completed or terminated, final invoices are issued, and all amounts owed are paid in full.

1.02 **Energy Transactions**. The Parties may, but are not obligated to, enter into one or more Energy Transactions for the purchase and sale of electricity (hereinafter "Energy") subject to this Energy Service Agreement. Each Energy Transaction entered into by the Parties shall be evidenced by a written Energy Transaction issued by Pumpjack to Customer via email upon having received an Energy supply request from Customer via email, phone, or facsimile. Included in each Energy Transaction shall be an exhibit specifying the type of Energy being purchased and sold between the Parties. Each Energy Transaction shall also have included an Exhibit B identifying Customer Location(s) (as defined in Section 1.03 below) that require Energy and the quantity of Energy to be purchased necessary to satisfy Customer's request. Should an inconsistency arise between the terms of this Energy Service Agreement and an Energy Transaction, the Energy Transaction prevails over this Energy Service Agreement.

1.03 **Customer Location(s)**. The "Customer Location" is herein defined as a service delivery point or combination of service delivery points that is assigned a single identifier, typically a meter number or an ESI ID, intended for ERCOT settlement and registration purposes. Customer Location(s), as prescribed, will be included and labeled in Exhibit B of each executed Energy Transaction. Title, liability, and risk of loss associated with the Energy purchased and sold under this Energy Service Agreement shall pass from Pumpjack to Customer at the Customer Location(s).

1.04 **Energy Transaction Term**. The Term of the purchase of Energy will be set forth in each individual Energy Transaction. but is not to exceed a period of more than sixty (60) calendar months without prior approval from both Parties. Upon expiration of an Energy Transaction's Term, unless the Energy Service Agreement has been terminated by either Party, or the Customer Location(s) included within the expiring Energy Transaction's Exhibit B have been switched to a new REP, then Pumpjack may continue to sell Energy to Customer for those Customer Location(s) in accordance with this Energy Service Agreement.

1.05 **Electric Load Requirements Form ("Load Sheet") Submission:**
Pumpjack may submit Load Sheets on behalf of the Customer at Customer's request. If a Load Sheet is submitted by Pumpjack on behalf of the Customer, Customer accepts that Pumpjack or a Pumpjack affiliated Load Serving Entity will be contracted as the REP of Record and execute an Energy Transaction for a tenor minimum 36-month term for the point of interconnection and load requirements listed in the Load Sheet

SECTION 2: ENERGY TRANSACTIONS & CUSTOMER PROTECTION RULES.

2.01 **Sales and Purchases.** Pumpjack, as a REP, will sell to Customer, and Customer will purchase from Pumpjack Energy needed to satisfy all of Customer's Energy requirements for the Customer Location(s) listed in Exhibit B of every Energy Transaction or amended Energy Transaction executed by Customer pursuant to this Energy Service Agreement. The structure and other specific terms of how that energy will be purchased will also be specified in the Energy Transactions as executed by the parties.

2.02 **Pricing.** Pumpjack shall price the Energy Transaction(s) through all approved wholesale channels to identify and secure the lowest possible approved Base Price or Heat Rate as specified in the Energy Transaction for the needed Energy based on Customer's information.

2.03 **Customer Information.** Customer asserts that, Customer's information, to the best of Customer's knowledge, is true and accurate as of the date furnished to Pumpjack and as to the Effective Date of this Energy Service Agreement. However, both Parties acknowledge that Customer's information may not remain true and accurate, through no fault of either Party, after the date it is furnished to Pumpjack and after the Effective Date of this Energy Service Agreement. Furthermore, Customer grants authorization to Pumpjack, should the information be deemed to be not true or accurate, as Customer's REP of record, to petition ERCOT and other related Market Participants to make accurate Customer's information. Pumpjack agrees to communicate to Customer regarding the progress/results of such petitions. Customer will take all reasonable and necessary actions to effectuate this, including but not limited to, if requested by Pumpjack, executing an Authorization Form permitting Pumpjack to request a change to the Meter Read Date(s) for one or more Customer Location(s).

2.04 **Site Exclusivity.** During the term of this Energy Service Agreement, Customer will not purchase Energy from any source or provider, at any Customer Location listed within Exhibit B of an active Energy Transaction, other than Energy sold by Pumpjack.

2.05 **Resale of Energy to Third Parties.** During the term of this Energy Service Agreement, Customer may not resell any portion of the Energy purchased from Pumpjack to any third party. Pumpjack agrees that Customer's allocation and collection of electricity costs, as billed by Pumpjack to Customer, to and from tenants, customers, licensees, contractors or working interest owners of a Customer Location will not constitute a resale within the meaning of this provision.

2.06 **Back-up Generation.** Pumpjack agrees that nothing contained in this Energy Service Agreement will limit or restrict Customer's ability to have and use back-up generation at the Customer Location(s) for emergency purposes when the Transmission/Distribution Service Provider ("TDSP") fails or is unable to transmit Energy to the Customer Location(s). Customer may self-generate Energy at its Customer Location(s) during the following approved event(s); (i) for emergency generation during power outages at the Customer Location, (ii) for purposes of testing such emergency generation, (iii) Customer's participation in "demand response programs" managed or administered by ERCOT or Customer's TDSP covering the applicable Customer Location(s), (iv) to the extent required by the Texas Commission on Environmental Quality in order to avoid flaring or venting wellhead natural gas at the Customer Location(s), (v) to the extent required by the TDSP serving the Customer Location(s) in order to offset new power loads that would over-burden the TDSP's facilities serving Customer Location(s), (vi) during acts of God, and/or (vii) to the extent necessary to prevent the interruption of production.

2.07 **Delivery of the Energy.** The Parties acknowledge that the TDSP owns and controls the electric transmission or distribution wires or equipment, may not have custody, may only perform delivery function and control of the Energy sold and purchased under this Energy Service Agreement while the Energy is on the Grid, and has the responsibility to deliver the Energy to the Customer Location(s) so long as Pumpjack has arranged delivery of the Energy to the Grid. Neither Party has any liability, obligation, or responsibility for the operation of the TDSP or for the interruption, termination, failure to deliver, or deterioration of the TDSP's transmission or distribution service.

2.08 **Credit Requirements and Deposits.** Pumpjack reserves the right to extend credit to customers it deems meet its threshold credit criteria. Pumpjack will utilize D&B Reports, Experian Business Credit, direct bank contacts or any other method to clearly understand the credit worthiness of a potential customer. Pumpjack has the right to request an initial deposit that will be specified in the Customer's Energy Transaction. The amount and due date of the deposit will be specified in the

Energy Transaction. The initial deposit may be in the form of cash or an irrevocable letter of credit. The irrevocable letter of credit shall be (i) in a form reasonably acceptable to Pumpjack; and (ii) from an institution reasonably acceptable to Pumpjack. The deposit requirement shall remain in effect until at least two (2) months after the primary Energy Transaction's term end date. Should Customer desire to sell, assign, or otherwise transfer ownership in Customer Location(s) governed by this Energy Service Agreement, or any subsequent Energy Transaction or amended Energy Transaction, Pumpjack reserves the right to extend credit to those assignees it deems meet its threshold credit criteria. However, an assignee does not, by virtue of obtaining ownership rights in Customer Location(s), inherit the credit terms extended, if any, to Customer by Pumpjack. Each subsequent transfer in ownership interest to an assignee will require a separate credit worthiness analysis. If Customer's payment history, credit performance, or financial condition becomes unsatisfactory as determined in a commercially reasonable manner, then Pumpjack may request that Customer post performance assurance in the form of a parental guarantee in an amount determined to be commercially reasonable. In no event will the amount of the performance assurance required of the Customer be more than two (2) times Customer's estimated average monthly invoice amount. In no event will the amount of the performance assurance required by Pumpjack be greater than the mark to market value of the Energy expected to be supplied in one or more Energy Transactions.

2.09 **Billing, Payment, and Adjustments**. Pumpjack reserves the right to accept reasonable procedures prescribed by Customer surrounding issuance of invoice(s) for Energy services (the "Pumpjack Invoice") setting forth all charges and amounts due by Customer to Pumpjack evidenced within any corresponding Energy Transaction(s). Following each month during the term of this Energy Service Agreement, Pumpjack will render to Customer a Pumpjack Invoice setting forth all charges and amounts due by Customer to Pumpjack. The Pumpjack Invoice will be submitted to Customer in accordance with reasonable procedures prescribed by Customer. Pumpjack's ability to invoice the Customer is dependent on the TDSP's and ERCOT's ability to furnish Pumpjack all necessary information, including the Meter Read Dates for scalar meters and recorded data for interval data meters. Absent the necessary information from the TDSP and ERCOT, Pumpjack may invoice Customer based on estimated data. Upon receipt of the actual usage data, Pumpjack will adjust the estimated Pumpjack Invoice to reconcile differences between estimated and actual usage data within sixty (60) days of receipt of the actual meter read data. Pumpjack will follow the TDSP's rules, if any, for correcting measurement errors and omissions and for meter testing when adjusting or correcting invoices for measurement errors or omissions.

Customer must pay, as specified in Exhibit C of the Energy Transaction, the amount due stated on the Pumpjack Invoice on or before the 20th day after the Pumpjack Invoice is issued (the "Due Date"). If the Pumpjack Invoice is not paid by the Due Date, then Pumpjack will apply to the Customer's account a late fee on the unpaid balance equal to the lesser of zero percent (0%) or the maximum amount permitted by law. Pumpjack will be responsible for any late charges, interest, or other similar penalties charged by the TDSP as a result of Pumpjack's failure to timely pay TDSP invoices.

If the Customer disputes an amount shown on a Pumpjack Invoice, the Customer must pay Pumpjack the undisputed amount on or before the Due Date and furnish Pumpjack an evidenced explanation specifying the basis for the dispute. Within five (5) Business Days of a resolution of a dispute, if a Party owes the other Party money, then the owing Party must pay the other Party the amount owed plus interest at the Interest Rate from, and including, the Due Date to, but excluding, the date the receiving Party receives payment.

SECTION 3: EVENTS OF DEFAULT AND SUSBEQUENT REMEDIES.

3.01 **Events of Default**. Each of the following events is an "Event of Default" with respect to an affecting Party (the "Defaulting Party"):

(a) failing to make any required payment when due, if the failure is not cured within five (5) Business Days after written notice;
(b) making a material, false, or misleading representation or warranty under this Energy Service Agreement, and not correcting the representation or warranty within five (5) Business Days after written notice;
(c) failing to perform any covenant, not excused by a Force Majeure Event as defined in Section 6.02 below, if not cured within five (5) Business Days after written notice.
(d) making an assignment or general arrangement for the benefit of creditors;
(e) failure to provide the agreed upon performance assurance pursuant to this Energy Service Agreement and such failure is not remedied within five (5) Business Days after written notice of such failure is given to Customer;
(f) breach of the confidentiality provisions of this Energy Service Agreement;
(g) becoming a party, voluntarily or involuntarily, to an action under bankruptcy or similar laws for the protection of creditors; or
(h) becoming bankrupt or insolvent.

No waiver by the other Party (the "Non-Defaulting Party") of any one or more Events of Default will be construed as a waiver of any other Event of Default. Should an Event of Default listed in subsection (g) or (h) above occur, the Event of Default will be deemed to have automatically occurred just prior to such event.

3.02 **Early Termination**. If an Event of Default occurs, the Non-Defaulting Party may take one or more of the following actions for as long as the Event of Default continues:

(a) establish a date of early termination on which this Energy Service Agreement and all Energy Transactions terminate ("Early Termination Date"); and

(b) transfer each Customer Location to the POLR or another REP or, if transfer is not allowed under PUCT Substantive Rule §25.483, disconnect, or cause to be disconnected, each Customer Location from electric service.

The Parties agree that if Customer causes an Event of Default by switching away one or more Customer Location(s) to another REP prior to the expiration of the Term in a specific Energy Transaction, the Early Termination Date will be the earliest date a Customer Location was switched.

Regardless of which Party is the Defaulting Party, Customer agrees that if an Early Termination Date occurs, it will remain liable to timely pay Pumpjack all charges authorized by this Energy Service Agreement for Energy sold until each Customer Location is transferred or is disconnected from electric service. If an Early Termination Date occurs, the Non-Defaulting Party determines its resulting damages as of the Early Termination Date pursuant to Section 3.03 below.

3.03 **Damages**. The actual damages of the Non-Defaulting Party are that Party's actual costs, plus its losses and minus its gains, if any, determined as set forth in the definitions in Exhibit D of an Energy Transaction and in this Section. If an Early Termination Date occurs before the Term in a specific Energy Transaction begins, the damages will be calculated as though Pumpjack had delivered the Energy to Customer through that specific Energy Transaction Term until the end of that specific Energy Transaction Term. The Non-Defaulting Party will aggregate its gains or losses and costs into a single net amount (the "Termination Payment"). If the calculation of the Termination Payment yields a positive amount, the Defaulting Party will owe that amount to the Non-Defaulting Party. If the calculation of the Termination Payment yields zero or a negative amount, the Termination Payment will be zero and neither Party will owe a Termination Payment. Any Termination Payment owed to the Non-Defaulting Party will be set off against any other amounts owing between the Parties under this Energy Service Agreement and any other agreements, and a single net amount payable ("Net Settlement Amount") will be due by one Party (the "Payor") to the other Party (the "Payee"). Promptly following the Early Termination Date, the Non-Defaulting Party will calculate the Net Settlement Amount and provide notice to the Defaulting Party. The Payor must pay the Net Settlement Amount to the Payee within five (5) Business days of the Defaulting Party's receipt of the Non-Defaulting Party's notice. The Net Settlement Amount will accrue interest at the Interest Rate from, and including, the Early Termination Date to, but excluding, the date the Payee receives payment.

SECTION 4: LIMITATION OF LIABILITIES.

4.01 **Remedies**. **THE PARTIES AGREE THAT THE EXPRESS REMEDIES AND MEASURES FOR DAMAGES PROVIDED IN THIS ENERGY SERVICE AGREEMENT SATISFY ITS ESSENTIAL PURPOSES. IF ANY EXPRESS REMEDY IS PROVIDED, THAT REMEDY IS THE SOLE AND EXCLUSIVE REMEDY. IF NO REMEDY IS EXPRESSLY PROVIDED, EACH PARTY'S LIABILITY WILL BE LIMITED TO THE DIRECT ACTUAL DAMAGES INCURRED BY THE OTHER PARTY AND SATISFACTION OF THOSE DAMAGES WILL BE THAT PARTY'S SOLE AND EXCLUSIVE REMEDY.**

4.02 **Indemnity**. **PUMPJACK WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS CUSTOMER FROM ANY CLAIMS ARISING FROM ANY ACT OR INCIDENT WITH RESPECT TO ENERGY OCCURRING BEFORE ITS DELIVERY TO THE GRID. CUSTOMER WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS PUMPJACK FROM ANY CLAIMS ARISING FROM ANY ACT OR INCIDENT WITH RESPECT TO ENERGY OCCURRING AT AND AFTER ITS DELIVERY TO THE TDSP'S METER AT THE CUSTOMER LOCATION(S). NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR ANY CLAIMS ARISING FROM ANY ACT OR INCIDENT WITH RESPECT TO ENERGY ON THE GRID.**

4.03 **Remedies Cumulative**. Except as expressly provided otherwise in this Energy Service Agreement, all remedies in this Energy Service Agreement, including the right of termination, are cumulative, and use of any remedy shall not preclude any other remedy in this Energy Service Agreement.

SECTION 5: REPRESENTATIONS.

5.01 **Customer Representations**. Customer represents and warrants to Pumpjack continuing throughout the term of this Energy Service Agreement unless otherwise stated, that:

(a) that Customer (i) is an incorporation duly organized, validly existing and in good standing under the laws of New York; (ii) is duly qualified and in good standing and has all governmental licenses in each jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed and where, in each case, failure to so qualify or be licensed and be in good standing has had, or could reasonably be expected to have no Material Adverse Effect; and (iii) has all requisite entity power and authority to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted.

(b) The execution, delivery and performance by Customer of this Energy Service Agreement to which it is a Party are within its powers, have been duly authorized by all necessary corporate or limited liability company action, and do not: (I) contravene Customer organizational documents or any other relevant organizational documents; (ii) violate any applicable law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to Customer; or (iii) conflict with or result in the breach of, or constitute a default under, any contract, loan, indenture, mortgage, deed of trust, lease or other like instrument binding on Customer or any of its properties.

(c) Customer has knowledge and experience in business matters that enable it to evaluate the merits and risks of entering into this Energy Service Agreement.

(d) Customer is in material compliance with Pumpjack for the extension of credit. Pumpjack has determined that credit worthiness is true and correct, or that Pumpjack has deemed Customer worthy of meeting it's threshold credit criteria at this time.

(e) Customer agrees that the relationship between Pumpjack and Customer is not a joint venture, partnership or agency relationship, and that Customer will be solely responsible for conducting and managing Customer's business activities, including performance under this Energy Service Agreement.

5.02 **Joint Representations**. In connection with the negotiation and execution of this Energy Service Agreement and each Energy Transaction, each Party represents to the other Party that:

(a) it is acting as principal (and not as agent for any other party or in any other capacity, fiduciary or otherwise unless expressly stated);

(b) the other Party is not acting as a fiduciary or financial or investment advisor for it;

(c) it has consulted with its own legal. regulatory, tax, business, investment, financial, and accounting advisors to the extent it considers necessary, and it has made its own decisions based upon its own judgment and upon any advice from those advisors as it deems necessary, and not upon any advice of the other Party;

(d) the other Party has not given to it (directly or indirectly through any other person) any advice, counsel, assurance, guarantee, or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of this Energy Service Agreement or for any Energy Transactions:

(e) it is entering into this Energy Service Agreement and each Energy Transaction with a full understanding of all of the risks (economic and otherwise) and it is capable of assuming and willing to assume those risks; and

(f) it has the capacity to evaluate and continually monitor (internally or through independent professional advice) this Energy Service Agreement, each Energy Transaction, and the relevant markets (including the appropriateness or suitability thereof) and has made its own decision to enter into this Energy Service Agreement and each Energy Transaction and to independently evaluate and monitor same on its own behalf.

SECTION 6: OTHER PROVISIONS.

6.01 **Taxes**. If Customer is claiming an exemption for Taxes, Customer shall provide within five (5) Business Days of the execution of each Energy Transaction, if any, a certificate of exemption, including such other reasonably satisfactory evidence of exemption as Pumpjack may, in its sole discretion, require. If Customer is due a sales tax refund because of Pumpjack's failure to timely recognize valid exemption documentation, Pumpjack may credit the overpaid sales tax to Customer's account. Customer is responsible for petitioning the taxing authority for all other sales tax refunds unless otherwise agreed to in writing by the Parties.

Customer is responsible for and agrees to indemnify Pumpjack with respect to all Taxes arising from or measured by the transactions contemplated by this Energy Service Agreement or Pumpjack's receipts from those transactions, whether the law imposes the Taxes on Pumpjack or Customer or the

transactions. Pumpjack may collect Taxes from Customer by including them on the Pumpjack Invoice.

6.02 **Force Majeure**. (a) If a Force Majeure Event (as defined below) occurs, the Party that is prevented by that Force Majeure Event from performing any one or more of its obligations under this Energy Service Agreement or any Energy Transactions (the "Nonperforming Party") will be excused from performing those obligations, on the condition that it complies with its obligations under section 6.02(c).

(b) For purposes of this Energy Service Agreement, "Force Majeure Event" means acts of God, action of the elements, warlike action, insurrection, revolution or civil strife, piracy, civil war or hostile action, strikes, acts of public enemies, federal or state laws, rules and regulations of any governmental authorities having jurisdiction in the premises or of any other group, organization or informal association (whether or not formally recognized as a government); acute and unusual labor or material or equipment shortages, or any other causes, or any of them, shall not be deemed to be a breach of or failure to perform under this Energy Service Agreement.

(c) Upon occurrence of a Force Majeure Event, the Nonperforming Party shall promptly notify the other Party of the occurrence of that Force Majeure Event, its effect on performance, and how long that Party expects it to last.

Thereafter, the Nonperforming Party shall provide status updates as reasonably necessary. During a Force Majeure Event, the Nonperforming Party shall use reasonable efforts to limit damages to the other Party and to resume its performance under this Energy Service Agreement as soon as practicable. Neither Company nor Contractor shall be required against its will to adjust any labor or similar disputes except in accordance with applicable law.

(c)

6.03 **Choice of Law**. The rights and duties of the Parties are governed by, construed, enforced, and performed in accordance with the law of the State of Texas (without giving effect to principles of conflicts of laws).

6.04 **Venue**. With respect to any disputes arising out of or relating to this Energy Service Agreement, jurisdiction and venue shall be proper in the state courts located in Travis County, Texas.

6.05 **Waiver of Jury Trial**. **EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, CLAIM, OR PROCEEDING RELATING TO THIS ENERGY SERVICE AGREEMENT.**

6.06 **Waiver of Consumer Protection Rights. THE PARTIES AGREE THAT SECTION 2.201 OF THE TEXAS BUSINESS & COMMERCE CODE (RELATING TO THE STATUTE OF FRAUDS) APPLIES TO THIS ENERGY SERVICE AGREEMENT AND ELECTRICITY IS CONSIDERED A "GOOD" FOR PURPOSES OF THIS ENERGY SERVICE AGREEMENT. PUMPJACK MAKES NO REPRESENTATIONS OR WARRANTIES EXCEPT THOSE EXPRESSLY STATED IN THESE TERMS, AND DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING MERCHANTABILITY, CONFORMITY TO MODELS OR SAMPLES, AND FITNESS FOR A PARTICULAR PURPOSE. TO THE EXTENT ALLOWED BY LAW, CUSTOMER ACKNOWLEDGES AND AGREES THAT THE CUSTOMER PROTECTION RULES FOR RETAIL ELECTRIC SERVICES ADOPTED BY THE PUBLIC UTILITY COMMISSION OF TEXAS ("PUCT") PURSUANT TO THE PURA (PUCT SUBS. RULES §25.471, ET SEQ.) DO NOT APPLY TO THIS ENERGY SERVICE AGREEMENT.**

CUSTOMER HEREBY WARRANTS AND REPRESENTS THAT IT IS NEITHER A RESIDENTIAL NOR SMALL COMMERCIAL CLASS CUSTOMER WITHIN THE MEANING OF THE PUCT.

6.07 **Change in Law**. If a Change in Law becomes effective relating to the wholesale or retail electricity market in ERCOT resulting in new or modified fees, costs of performance, including, but not limited to, Pumpjack's cost of goods sold determined in accordance with generally accepted accounting principles, or other changes affecting Pumpjack and other Market Participants (the "Incremental Amounts"), then to the extent incurred by Pumpjack, all of the Incremental Amounts may be reasonably charged to Customer. This allocation may include, but is not limited to, allocation on a per megawatt basis prorated according to Customer's usage compared to all affected Pumpjack customers' usage and billed to Customer as an authorized charge or adjustment to an Energy Transaction's Contract Price. However, Pumpjack must provide Customer within thirty (30) days of learning of the Change in Law written notice explaining the Change in Law and providing an estimation of the Incremental Amounts.

If either Party or its activities related to this Energy Service Agreement are affected by any Change in Law enacted after the Effective Date that makes performance of this Energy Service Agreement unenforceable or illegal, then either Party, without any payment obligation or other liability (other than payment for Energy received and performance of other transactions or other obligations incurred before termination), may without the consent of the other Party terminate this Energy Service

Agreement upon the earlier of sixty (60) days prior notice to the other Party or the date the Change in Law becomes effective.

If the Parties are unable to reach agreement on an acceptable restructuring before the Change in Law becomes effective, then either Party may terminate this Energy Service Agreement upon the earlier of sixty (60) days prior notice to the other Party or the date the Change in Law becomes effective. If either Party terminates this Energy Service Agreement other than for any Change in Law that makes performance of this Energy Service Agreement unenforceable or illegal, then Pumpjack will calculate a payment amount by subtracting (a) the Present Value of a replacement contract calculated by using the Customer's Energy requirements based on the unconsumed Benchmark Quantity for each Customer Location and relevant market prices for the remainder of the term of this Energy Service Agreement, without giving effect to the economic change caused by the Change in Law that prevents Pumpjack from recovering its costs of performance from (b) the Present Value of this Energy Service Agreement calculated by using Customer's Energy requirements for the remaining period of the term of this Energy Service Agreement based on the Benchmark Quantity or Customer Information, as appropriate, for each Customer Location had it not been terminated. If the result is a negative number, Pumpjack will owe Customer the payment; if the result is a positive number, Customer will owe Pumpjack the payment. Present Value will be determined by using the Discount Rate.

6.08 **Confidentiality**. Neither Party will disclose any terms or documents provided under or relating to this Energy Service Agreement to a third party (other than a Party's and its affiliates' employees, lenders, counsel, permitted assignees, consultants, accountants, or prospective purchasers who have agreed to confidentiality), except in order to comply with law. The Parties are entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this obligation, subject to Section 4.

6.09 **Assignment**. Customer may not assign this Energy Service Agreement or any subsequent Energy Transaction without the prior written consent of Pumpjack, such consent to not be unreasonably withheld, conditioned or delayed.

(a) If Customer desires to sell or transfer operational control of one or all of its Customer Location(s) to another entity, Customer may request approval from Pumpjack to assign this Energy Service Agreement to the assignee as to all or a portion of Customer Location(s) or cause the assignee to enter into an agreement with Pumpjack on the same terms and conditions set forth in this Energy Service Agreement as to that portion of Customer Location(s) sold or transferred operationally, on the following conditions:

(1) Customer is not a Defaulting Party; and
(2) the assignee assumes Customer's obligations in writing and in a form legally adequate for that purpose.

(b) Pumpjack may, without the consent of the Customer, assign or transfer this Energy Service Agreement or any subsequent original or amended Energy Transaction(s) to Mitsui Energy Marketing Services, LLC, or one of its affiliates, so long as Mitsui Energy Marketing Services, LLC remains Pumpjack's supply and services partner. Upon, any such transfer or assignment, Customer agrees that Pumpjack shall have no further obligations to Customer.

6.10 **Relationship of the Parties**. Nothing in this Energy Service Agreement (a) constitutes or implies a joint venture, partnership, association, or any fiduciary or similar obligation or liability between the Parties or (b) provides any benefit to any third party or entitles any third party to any claim, cause of action, remedy, or right or any kind, other than in connection with an assignment to permitted assignees. Pumpjack does not provide, and nothing in this Energy Service Agreement will be construed as providing, advice regarding the value or advisability of trading in commodities that would cause Pumpjack or any of its affiliates to be considered a commodity-trading advisor under applicable law.

6.11 **Maximum Additions and Deletions of Customer Locations; Amendment Procedures**.

(a) Customer is entitled to add or delete Customer Location(s) subject to the following conditions: (i) there is no unremedied Event of Default as of the effective date of the addition or deletion to which Customer is the Defaulting Party; (ii) any location to be added is located within an area serviceable by Pumpjack; and (iii) the net cumulative deletion of the Customer Location(s), inclusive of the then current request for deletion, will not result in a decrease of Customer's annual Actual Consumption (measured by historical consumption) by more than 10% of Customer's current per annum Benchmark Quantities as set out in Customer's Energy Transaction(s). If the net cumulative additions exceed 10% of Benchmark Quantities as set out in the Customer's Energy Contract, Pumpjack has the right to recover additional costs reflecting actual market costs and described in the Energy Transaction.

(b) For modifications that would change Customer's scheduled and anticipated Energy consumption by an amount greater than the amount specified in paragraph (a) of this Section, Pumpjack will, in coordination with Customer, work to adopt a mutually beneficial amendment to the terms of this Energy Service Agreement or any related Energy Transaction(s) to reflect the effect of all anticipated consumption changes. If the Parties cannot agree upon the

amendment, then no deletions of the Customer Location(s) that would change Customer's total consumption by an amount greater than the amount specified in paragraph (a) of this Section will be permitted unless the provisions of Section 6.12 below are followed, including but not limited to, payment by Customer of a Partial Termination Payment as defined in Section 6.12.

(c) Amendments to this Energy Service Agreement to add or delete a Customer Location(s) may be formed and effectuated pursuant to an email transmission from approved Customer personnel to Pumpjack requesting that a Customer Location be added or deleted (the "Email Request"). Upon receipt of the Email Request from Customer, Pumpjack will execute a formal review of the scheduling needs, meter dates, and classifications of the proposed amended Customer Location(s) affected by the proposed amended Energy Transaction. Should, after review, Pumpjack choose to accept the obligation to provide power to the Customer Location(s) proposed in the Email Request, Pumpjack, will in a responsive email transmission (the "Email Confirmation") attach an amended Energy Transaction (the "Amended Exhibit B") outlining the resulting changes to the Customer Location(s) including the amended number of Customer Location(s), the anticipated consumption per meter, the price charged per megawatt for the Energy being purchased under the amended Energy Transaction, the remaining length of time the collective meters are under contract and the anticipated classification of each meter. The Parties shall be legally bound by the Amended Exhibit B attached to the Email Confirmation from the date Pumpjack transmits the Email Confirmation to Customer through the Term provided in the initial Energy Transaction that the Customer Email Request references, but if Pumpjack does not transmit an Email Confirmation, then no amendment shall be binding upon the Parties. The Email Request and Email Confirmation are adopted by the Parties as the means by which the Parties' amendment of Exhibit B may be reduced to writing and the Parties agree not to contest or assert a defense to the validity or enforceability of such amendment entered into in accordance herewith. Each Party represents that each of its representatives charged with implementing the foregoing has authority to effectuate the foregoing amendment type by email transmission.

6.12 **Partial Termination**. In the event that Customer has more than one (1) Customer Location, and Customer closes or sells some but not all of its Customer Location(s) and the buyer of the locations does not assume Customer's obligations to purchase Energy under this Energy Service Agreement (a "Partial Termination"), then if the change in consumption resulting from the deletion exceeds the amount specified in Section 6.11(a) above, Customer will pay to Pumpjack a termination payment applicable to each such deleted Customer Location (the "Partial Termination Payment") in accordance with this Section. In the event Customer elects to affect a Partial Termination, the Partial Termination date shall be the date on which the terminated Customer Location(s) is disconnected from electric service or otherwise ceases receiving Energy from Pumpjack. The Partial Termination Payment shall be the sum of the costs plus losses, minus gains, if any, determined by subtracting (I) the Present Value of a replacement contract for the deleted Customer Location(s), calculated by using the equivalent quantities of Energy for the Customer Location(s) by the relevant market prices for the remaining period of the Terms, which prices are either quoted by a bona fide third-party offer or which are reasonably expected to be available in the market under a replacement contract of this Energy Service Agreement ("Partial Replacement Contract") from (ii) the present value of the partially terminated portion of this Energy Service Agreement obligation by using the remaining period of the Terms, Customer's Energy requirements (based on Customer's Benchmark Quantity for such deleted Customer Location(s)) and service delivery points applicable to the deleted Customer Location(s) under this Energy Service Agreement had the Customer Location(s) not been deleted.

In the event Customer elects to affect a Partial Termination and provided that Customer pays the Partial Termination Payment, Customer's Benchmark Quantity shall be adjusted to reflect the reduction in the number of Customer Location(s), and all other terms and conditions of this Energy Service Agreement including pricing shall remain in place and continue to apply to the remaining Customer Location(s).

6.13 **Notices**. Unless provided otherwise, the Parties will send notices relating to this Energy Service Agreement in writing by regular mail, electronic mail (confirmed receipt), overnight carrier, or hand delivery. Notice by regular mail will be deemed received three (3) Business Days after mailed. Notice by registered or certified mail, return receipt requested, will be deemed received on the date the receiving Party signed for it. Notice by hand delivery will be deemed received by close of the Business Day transmitted or delivered (if transmitted or delivered after that close, it will be deemed received by the close of the next Business Day). Pumpjack reserves the right to consider and agree to specific methods of delivery reasonably prescribed by Customer. Notice by email will be deemed received upon receipt of confirmation email. Notice by overnight mail or courier will be deemed received two (2) Business Days after the date it was sent. In the event a Party is required to provide notice to the other Party, notice shall be sent to the following:

A. **Pumpjack Power, LLC**
Office: (512) 201-1059
Fax: (866) 644-5660
20308 Hwy 71, Suite 6A
Spicewood, Texas 78669
support@pumpjackpower.com

B. **Bit Brother New York Inc**
(214) 600-4553
800 3rd Avenue, Suite 2700
New York, New York 10022

6.14 **Responsive Reserve Service Exclusion**. Notwithstanding anything to the contrary contained in this Energy Service Agreement, the Parties acknowledge and agree that Pumpjack does not currently have the ability under this Energy Service Agreement to provide Responsive Reserve Service, hereafter defined, to Customer. "Responsive Reserve Service" means offering a load resource's capacity to the ERCOT market through an ERCOT Load Reduction Program in exchange for capacity payments. Pumpjack acknowledges the rights of Customer and third-party qualified scheduling entities to negotiate and enter into one or more agreements concerning the sale of Responsive Reserve Service during the term of this Energy Service Agreement. Pumpjack further acknowledges such rights during the term of this Energy Service Agreement without adverse claim by Pumpjack for the benefit of Customer and third-party qualified scheduling entities. Pumpjack expressly agrees that third party qualified scheduling entities may rely on this acknowledgement of their rights to negotiate and enter into one or more agreements with Customer for Responsive Reserve Service as set forth in this Section. This provision does not preclude Pumpjack and Customer from negotiating and entering into one or more agreements for the sale of Responsive Reserve Service during the term of this Energy Service Agreement.

6.15 **Forward Contract**. The Parties acknowledge and agree that the transaction contemplated under this Energy Service Agreement constitutes a "forward contract" within the meaning of the United States Bankruptcy Code, and the Parties further acknowledge and agree that each Party is a "forward contract merchant" within the meaning of the United States Bankruptcy Code.

6.16 **Third Party Beneficiaries**. The provisions of this Energy Service Agreement are for the benefit of the Parties and their respective parent corporations and subsidiaries or affiliates (if any) and not for any other person or third-party beneficiary. The provisions of this Energy Service Agreement shall not impart any rights enforceable by any person, firm, or organization other than a Party, successor, or permitted assignee of a Party to this Energy Service Agreement.

6.17 **No Oral Modification**. This Energy Service Agreement and its accompanying exhibits and Energy Transactions sets forth the entire agreement among the Parties with respect to the subject matter contained herein and supersedes all prior or contemporaneous agreements and understandings among the Parties with respect to the subject matter herein. This Energy Service Agreement may only be modified by a written agreement signed by both Parties.

6.18 **Severability and Counterparts**. Any provision or Section declared or rendered unlawful by a court of law or regulatory agency with jurisdiction over the Parties, or deemed unlawful because of statutory change, will not otherwise affect the lawful obligations that arise under this Energy Service Agreement. All confidentiality, indemnity, and audit rights will survive the termination of this Energy Service Agreement. All other obligations provided in this Energy Service Agreement will remain in effect for the purpose of complying herewith. This Energy Service Agreement may be executed in multiple counterparts to be construed as one as of the Effective Date. Facsimile, PDF or emailed copies of signatures are valid for purposes of evidencing execution of this Agreement.

PART 7: CUSTOMER ACKNOWLEDGEMENT. Customer acknowledges that energy prices may be subject to substantial volatility based on economic conditions, fuel prices, seasonal electricity demands, generator outages, weather and other factors. Customer also acknowledges that past results regarding electricity products are not necessarily an indication of future results.

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PUMPJACK POWER, LLC

By: Scooter Womack

Name: Scooter Womack

Title: Executive Vice President

BIT BROTHER NEW YORK INC.

By: [signature]

Name: Ralph Jones

Title: CEO